                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*

                            The TriZetto Group, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449934108
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                                 (CUSIP Number)

                                Jared Finkelstein
                             IMS Health Incorporated
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                                 (203) 222-3486
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 449934108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    IMS Health Incorporated;  I.R.S. Identification No. 06-1506026
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [  ]
                                                                   (b)  [X]**
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

    Not Applicable
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                        7.   SOLE VOTING POWER
   NUMBER OF                 0
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8.   SHARED VOTING POWER
  OWNED BY                   10,819,694
    EACH                --------------------------------------------------------
 REPORTING              9.   SOLE DISPOSITIVE POWER
   PERSON                    0
    WITH                --------------------------------------------------------

                        10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    10,819,694 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.04%
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14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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** See Item 4.

ITEM 1.       SECURITY AND ISSUER.

              This statement (the "Statement") relates to the Common Stock, par value $0.001 per share (the "TriZetto Common Stock"), of The TriZetto Group, Inc. ("TriZetto"), a Delaware corporation.

              The address of the principal executive office of TriZetto is: The TriZetto Group, Inc., 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660.

ITEM 2.       IDENTITY AND BACKGROUND.

              The principal business address of IMS Health Incorporated, a Delaware corporation ("IMS"), is: 200 Nyala Farms, Westport, Connecticut 06880. IMS is a provider of information solutions to the pharmaceutical and healthcare industries.

              (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of IMS is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

              (d)-(e) During the last five years, none of IMS or, to the knowledge of IMS, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              IMS acquired beneficial ownership of the 10,819,694 shares of TriZetto Common Stock to which this Statement relates pursuant to (i) Voting Agreements, dated as of March 28, 2000 (each, a "Voting Agreement", collectively, the "Voting Agreements"), between IMS and certain stockholders of TriZetto as listed in Exhibit A to each Voting Agreement (the "Stockholders") and (ii) an irrevocable proxy of each of the Stockholders, dated March 28, 2000 (the "Proxies"), which was delivered by each Stockholder to IMS on March 28, 2000 in accordance with the Voting Agreement. For a description of the Voting Agreement and the Proxies, see "Item 4. Purpose of Transaction" below. Copies of the Voting Agreement and the Proxies are filed as Exhibits B, C, D, and E respectively, hereto and Exhibits B, C, D, and E are specifically incorporated herein by reference in response to this Item 3.

ITEM 4.       PURPOSE OF TRANSACTION.

              (a)-(j) The purpose of IMS's acquisition of beneficial ownership of the 10,819,694 shares of TriZetto Common Stock to which this Statement relates is to facilitate the consummation of the transactions contemplated by an Agreement and Plan of Reorganization, dated as of March 28, 2000 (the "Merger Agreement"), between IMS and TriZetto, pursuant to which IMS will merge with and into TriZetto, with TriZetto as the surviving corporation (sometimes referred to herein as the "Surviving Corporation"). Upon the Effective Time (as defined in the Merger Agreement), IMS's current stockholders will own approximately 85% of the outstanding stock of the Surviving Corporation. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement, a copy of which was filed as Exhibit 2.1 to IMS's Current Report on Form 8-K, filed March 31, 2000 and which is incorporated herein by reference in its entirety.

               Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between IMS and the Stockholders under the Voting Agreements but is not an affirmation by IMS of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

              In order to induce IMS to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements with IMS. Pursuant to the Voting Agreements, each of the Stockholders agreed, among other things, to deliver to IMS an irrevocable proxy to Vote (as defined in the Voting Agreements) their Shares (as defined in the Voting Agreements) and any other shares of capital stock of TriZetto acquired by them after the date of the Voting Agreements and prior to the termination of the Voting Agreements, including without limitation, all Shares acquired upon the exercise of Options (as defined in the Voting Agreements) (i) in favor of (a) adoption and approval of the Merger Agreement,
(b) the issuance of shares of TriZetto Common Stock to IMS stockholders in connection with the Merger, (c) the TriZetto Charter Amendments (as defined in the Voting Agreement), and (d) the Stock Option Plan (as defined in the Voting Agreement) (collectively, the "Transactions"), (ii) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions, (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of TriZetto under the Merger Agreement and (iv) except for the Transactions and the Merger Agreement, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of TriZetto or its subsidiaries. In addition, each Stockholder agreed not to transfer or otherwise dispose of any of their Shares, or any other shares of capital stock of TriZetto acquired by them after the date of the Voting Agreements and prior to the termination of their Voting Agreement.

              In accordance with the Voting Agreements, on March 28, 2000, each of the Stockholders delivered to IMS a proxy in respect of the 10,819,694 Shares owned of record by the Stockholders in the aggregate on the date of each Voting Agreement as listed on Exhibit A to the Voting Agreements, each of the Stockholder proxies to be exercised by IMS in accordance therewith.

              The transactions contemplated by the Merger Agreement are summarized as follows:

               On March 28, 2000, IMS and TriZetto entered into the Merger Agreement. The Merger is a stock for stock merger in which the holders of IMS Common Stock, par value $.01 per share ("IMS Common Stock"), will receive .4655 shares of TriZetto Common Stock, and all IMS options will be converted into the appropriate number of TriZetto options. The Merger is intended to be tax-free to both IMS and TriZetto stockholders and will be accounted for as a purchase of TriZetto by IMS.

              In addition, promptly after the Closing, the Surviving Corporation will dividend shares of a new class of TriZetto common stock that will track certain businesses of TriZetto (the "Tracking Stock") to the holders of TriZetto Common Stock immediately after the Effective Time. IMS and TriZetto intend for the Tracking Stock to be listed on the New York Stock Exchange. Additionally, following the Closing, the Surviving Corporation will spin off IMS's Strategic Technologies Business ("STB") and dividend all of the capital stock of a newly formed entity comprising the businesses of STB to the holders of TriZetto Common Stock immediately after the Effective Time. Consequently, after the Closing, the holders of IMS Common Stock and the holders of TriZetto Common Stock will own shares of TriZetto Common Stock, shares of Tracking Stock, and shares of STB.

              In connection with the Merger, TriZetto, as the Surviving Corporation, will adopt organizational documents substantially identical to IMS's existing charter and by-laws. The Restated and Amended Certificate of Incorporation of TriZetto provides for, among other things, a classified board of directors consisting of nine directors. As contemplated by the Merger Agreement, IMS will nominate five directors to the board of directors of the Surviving Corporation, including Victoria B. Fash, the current President and Chief Executive Officer ("CEO") of IMS, Robert E. Weissman, the current Chairman of IMS, and three other member of IMS's current board of directors. TriZetto will nominate four directors to the board of directors of Surviving Corporation, including Jeffrey H. Margolis, the current Chairman and CEO of TriZetto, and three other members of TriZetto's current board of directors. Robert E. Weissman will be the Chairman of the Surviving Corporation, Victoria B. Fash will be the CEO of the Surviving Corporation, and Jeffrey H. Margolis will be the President and Vice Chairman of the Surviving Corporation.

              The Merger is conditioned on the approval of each party's stockholders. Both parties have committed that their respective boards of directors will recommend the Merger to its shareholders. However, either board may change its recommendation if the failure to do so would be inconsistent with the board's fiduciary obligations. In the event that a board changes its recommendation, such party remains obligated to convene and to hold a meeting of its stockholders to vote on the Merger.

              During the period between signing and closing, IMS may not solicit, engage in discussions or negotiate with, provide any information to, or enter into any agreement with, any third-party relating to the possible acquisition of IMS and its subsidiaries or a material portion of their assets or make any statement in support of such an alternative acquisition proposal; provided, however, IMS may provide confidential information to, engage in discussions and negotiate with an unsolicited third-party if it determines that such third-party has made a Superior Proposal and the failure to do so would be inconsistent with the Board's fiduciary obligations. IMS must notify and provide TriZetto with information regarding any such third-party's acquisition proposal. As long as IMS complies with the restrictions described above, IMS's board may, with regard to a Superior Proposal, change its recommendation concerning the Merger and enter into an agreement with the third party.

              The Merger Agreement may be terminated by mutual written consent or by either party if (i) the Merger has not been consummated by December 31, 2000, (ii) either party's stockholders fail to approve the Merger, (iii) IMS's board approves or recommends a Superior Proposal, (iv) IMS's board withdraws its recommendation of the Merger in connection with a Superior Proposal, or (v) there exists an injunction preventing the Merger.

              If either party terminates the Merger Agreement because the IMS stockholders fail to approve the Merger under the circumstance where IMS's board has changed its recommendation concerning the Merger, IMS will be obligated to pay TriZetto a termination fee of $202 million. If either party terminates in connection with a Superior Proposal, IMS will be obligated (i) to pay TriZetto a termination fee of $202 million and (ii) to grant to TriZetto a non-exclusive, non-transferable license to use the software products of Erisco Managed Care Technologies, Inc., a wholly owned subsidiary of IMS, on a "most favored nation" basis for a term of 5 years.

              If TriZetto's stockholders fail to approve the Merger under the circumstances where TriZetto's board has changed its recommendation concerning the Merger, TriZetto will be obligated to pay IMS a termination fee of $43 million.

              The foregoing descriptions of the Voting Agreements and the Stockholder Proxies are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B through E, respectively. Exhibits B through E are specifically incorporated herein by reference in response to this Item 4. The foregoing descriptions of the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which were filed with IMS's Current Report on Form 8-K filed March 31, 2000, each such form being attached as an exhibit to the Merger Agreement. The Merger Agreement and the forms of the Restated Certificate of Incorporation and the By-Laws are specifically incorporated herein by reference in response to this Item 4.

              Except as set forth in this Statement, the Voting Agreements, the Stockholder Proxies, and the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.

              (a) Pursuant to the Voting Agreements and the Stockholder Proxies, IMS beneficially owns 10,819,694 shares of TriZetto Common Stock representing, based on TriZetto's management representations as of March 24, 2000, approximately 51.04% of the outstanding shares of TriZetto Common Stock.

              Except as set forth in this Item 5, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares TriZetto of Common Stock.

              (b) Pursuant to the Voting Agreements and the Stockholder Proxies, IMS has shared power to vote 10,819,694 shares of TriZetto Common Stock with the Stockholders.

              IMS shares the power to vote 3,017,681 shares of TriZetto Common Stock with Raymond D. Croghan. Raymond D. Croghan is a United States citizen whose business address is: 370 Interlocken Blvd., 4th Floor, Broomfield, CO 80021. His present principal occupation or employment is President, Croghan & Associates, Inc.

              IMS shares the power to vote 1,860,000 shares of TriZetto Common Stock with Jeffrey Margolis, who beneficially owns such shares of TriZetto Common Stock through the Margolis Family Trust and the Jeff Margolis Trust. Jeffrey H. Margolis is a United States citizen whose business address is: The TriZetto Group, 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660. His present principal occupation or employment is Chairman and CEO of TriZetto.

              IMS shares the power to vote 270,000 shares of TriZetto Common Stock with Daniel J. Spirek. Daniel J. Spirek is a United States citizen whose business address is: 12626 Summit Ridge Rd., Parker, CO 80138. His present principal occupation or employment is Executive Vice President, Transformation Services, of TriZetto.

              IMS shares the power to vote 250,000 shares of TriZetto Common Stock with William E. Fisher. William E. Fisher is a United States citizen whose business address is: 1304 N. 139th St., Omaha, NE 68154. His present principal occupation or employment is Chairman of Transaction Systems Architects, Inc.

              IMS shares the power to vote 162,595 shares of TriZetto Common Stock with KFS Management, Inc ("KFS"). The principal business address of KFS Management, Inc. is: 11225 Davenport Street, Suite 103, Omaha, NE 68154. KFS, a South Dakota corporation, is an entity whose primary business is investment management. The executive officers of KFS are William E. Fisher, President, Michael Scheier, Vice President, and John Morey, Secretary and Treasurer. The directors of KFS are William E. Fisher and Michael Scheier. Each of the executive officers and directors are United States citizens. Mr. Scheier's and Mr. Morey principal business address and principal business is the same as that of KFS.

              IMS shares the power to vote 2,680,746 shares of TriZetto Common Stock with Delphi Ventures IV, L.P. The principal business address of Delphi Ventures IV, L.P. is: 300 Sand Hill Road, Building One, Suite 135, Menlo Park, CA 94025. Delphi Ventures IV, L.P., a Delaware limited partnership, is a venture capital firm. Donald J. Lothrop, a director of TriZetto and United States citizen, is the managing member of Delphi Management Partners IV, LLC, the general partner of Delphi Ventures IV, L.P. The other members of Delphi Management Partners IV, LLC are Jim Bochnowski and David Douglass, both United States citizens. Mr. Lothrop's, Mr. Bochnowski's, Mr. Douglass' and Delphi Management Partners IV, LLC's business address and principal business is the same as that of Delphi Ventures IV, L.P.

              IMS shares the power to vote 1,289,336 shares of TriZetto Common Stock with Fidelity Ventures Limited ("FVL"). The principal business address of FVL is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FVL, a Massachusetts limited partnership, is a wholly owned subsidiary of FMR Corp, and is a private equity concern. Fidelity Capital Associates, Inc., a Massachusetts corporation and a wholly-owned subsidiary of FMR Corp., is the general partner of FVL. The sole limited partner of FVL is FMR Corp.
Information with respect to the partners of FVL and its directors and executive officers is set forth in Exhibit F attached hereto.

              IMS shares the power to vote 874,126 shares of TriZetto Common Stock with Fidelity Investors Limited Partnership ("FILP"). The principal business address of Fidelity Investors Limited Partnership is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FILP, a Delaware limited partnership, is a private equity fund. Fidelity Investors Management, LLC, a Delaware limited liability company ("FIML"), is the general partner and investment manager of FILP, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940. Information with respect to the general partner of FILP and its directors and executive officers is set forth in Exhibit G attached hereto.

              IMS shares the power to vote 415,210 shares of TriZetto Common Stock with Fidelity Investors II Limited Partnership ("FILP II"). The principal business address of FILP II is: 82 Devonshire Street, R25C, Boston, Massachusetts, 02109. FILP II, a Delaware limited partnership, is a private equity fund. FIML is the general partner and investment manager of FILP II. Information with respect to the general partner of FILP II and its directors and executive officers is set forth in Exhibit G attached hereto.

              To the knowledge of IMS none of Raymond D. Croghan, Jeffrey H. Margolis, Daniel J. Spirek, William E. Fisher, KFS Management, Inc., Delphi Ventures IV, L.P., Fidelity Venture Limited, Fidelity Investors Limited Partnership, and Fidelity Investors II Limited Partnership nor to the best of IMS's knowledge, any of the directors, partners, or officers of the Stockholders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

              (c) Except with respect to the transactions contemplated by the Voting Agreements, the Stockholder Proxies, and the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, which are described in response to Item 4 above and incorporated herein by reference, none of IMS, or to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in TriZetto Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements, the Stockholder Proxies, and the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, in Item 4 are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements and Stockholder Proxies are filed hereto as Exhibits B through E, and copies of the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, were filed with IMS's Current Report on Form 8-K filed March 31, 2000. Exhibits B through E and IMS's Current Report on Form 8-K filed March 31, 2000 are specifically incorporated herein by reference in answer to this Item 5.

              (d) Except as set forth in this Item 5, no other person is known by IMS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the TriZetto Common Stock beneficially owned by IMS.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

              See "Item 4. Purpose of Transaction" for a description of the Voting Agreements, the Stockholder Proxies, and the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements and Stockholder Proxies are filed hereto as Exhibits B through E, and copies of the Merger Agreement, including the forms of the Restated Certificate of Incorporation and the By-Laws, each such form being attached as an exhibit to the Merger Agreement, were filed with IMS's Current Report on Form 8-K filed March 31, 2000. Exhibits B through E and IMS's Current Report on Form 8-K filed March 31, 2000 are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A      Directors and Executive Officers of IMS Health
                             Incorporated.

              Exhibit B      Voting Agreement, dated as of March 28, 2000,
                             among the undersigned stockholders of The TriZetto
                             Group, Inc. and IMS Health Incorporated.

              Exhibit C      Voting Agreement, dated as of March 28, 2000,
                             among the undersigned stockholders of The TriZetto
                             Group, Inc. and IMS Health Incorporated.

              Exhibit D      Voting Agreement, dated as of March 28, 2000,
                             among the undersigned stockholders of The TriZetto
                             Group, Inc. and IMS Health Incorporated.

              Exhibit E      Proxies, dated as of March 28, 2000, by the
                             undersigned stockholders of The TriZetto Group, Inc.

              Exhibit F      Partners of Fidelity Ventures Limited and
                             directors and executive officers thereof.

              Exhibit G      General Partner of FILP and FILP II and
                             directors and executive officers thereof.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: April 7, 2000

                                  IMS HEALTH INCORPORATED

                                  By: /s/ Craig S. Kussman
                                      ---------------------------
                                      Name:  Craig S. Kussman
                                      Title: Senior Vice President,
                                             Corporate Development